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                                                               Exhibit (a)(1)(H)


TUPPERWARE NEWS RELEASE


Release:  Immediate
Contact:  Michael Poteshman
Phone:    407-826-4522


TUPPERWARE COMMENCES TENDER OFFER FOR BEAUTICONTROL, INC.

Orlando, Fla., September 20, 2000--Following its announcement last week of its plan to acquire BeautiControl, Inc. (NASDAQ: BUTI), Tupperware Corporation (NYSE: TUP) today announced that it is commencing a $7.00 per share cash tender offer for all of the outstanding common shares of BeautiControl. BeautiControl has approximately 8.9 million shares outstanding, including shares under option.

The offer, approved by the boards of directors of both Tupperware and BeautiControl, will be conditioned upon, among other things, the tender of a majority of the fully diluted common shares outstanding. Tupperware has also entered into agreements with the holders of approximately 47% of the BeautiControl shares currently outstanding. Under those agreements, the stockholders have agreed to tender their shares prior to the expiration of the offer.

The offer and withdrawal rights will expire at midnight, Eastern time, on Tuesday, October 17, 2000, unless the offer is extended. Georgeson Shareholder Communications Inc. will serve as the information agent for the offer.

This announcement is not an offer to purchase or a solicitation of an offer to sell shares. The offer is made solely by the Offer to Purchase dated September 20, 2000 and the related letter of transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Tupperware Corporation, a $1.0 billion multinational company, is one of the world's leading direct sellers and suppliers of food storage, preparation and serving items, with premium products reaching consumers in more than 100 countries. Tupperware's web site address is www.tupperware.com, and its stock is listed on the New York Stock Exchange.

WE URGE HOLDERS OF BEAUTICONTROL COMMON STOCK TO READ THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER DOCUMENTS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tupperware will be available free of charge from Tupperware at 14901 S. Orange Blossom Trail, Orlando, FL 32837, Attn: Corporate Secretary. Documents filed with the SEC by BeautiControl will be available free of charge from BeautiControl at 2121 Midway, Carrollton, TX 75006, Attn:
Corporate Secretary.